                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*



                      ASCHE TRANSPORTATION SERVICES, INC.
                               (Name of Issuer)


                        COMMON STOCK, PAR VALUE $.0001
                         (Title of Class of Securities)


                                   04362T100
                                (CUSIP Number)

                           KEVIN C. DOOLEY, ESQ.
                    SENIOR VICE PRESIDENT AND LEGAL COUNSEL
                            CHURCHILL CAPITAL, INC.
                           3100 METROPOLITAN CENTRE
                             333 SOUTH 7TH STREET
                         MINNEAPOLIS, MINNESOTA 55402
                                (612) 673-6708

________________________________________________________________________________
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 7, 2000
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

------------------                                         --------------------
CUSIP No. 04362T00                   13D                    Page 2 of 10 Pages
------------------                                         --------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    CHURCHILL ENVIRONMENTAL & INDUSTRIAL EQUITY PARTNERS, L.P.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          6,727,778
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          6,727,778
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,727,778

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      53%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    PN

------------------------------------------------------------------------------

                       * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                         --------------------
CUSIP No. 04362T00                   13D                    Page 3 of 10 Pages
------------------                                         --------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    CHURCHILL CAPITAL ENVIRONMENTAL L.L.C.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          6,727,778
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          6,727,778
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,727,778

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      53%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    CO

------------------------------------------------------------------------------

                       * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                         --------------------
CUSIP No. 04362T00                  13D                     Page 4 of 10 Pages
------------------                                         --------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    CHURCHILL CAPITAL, INC.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      MINNESOTA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          6,727,778
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          6,727,778
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,727,778

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      53%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    CO

------------------------------------------------------------------------------

                       * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
                                 ------------

     This Amendment No. 4 relates to shares of Common Stock, $0.0001 par value per share ("Common Stock"), of Asche Transportation Services, Inc., a Delaware
            ------------
corporation (the "Issuer") with principal offices located at 10214 North Mount
                  ------
Vernon Road, Shannon, Illinois 61078, and is being filed jointly by Churchill Environmental & Industrial Equity Partners, L.P., a Delaware limited partnership ("CEIP"), Churchill Capital Environmental, L.L.C., a Delaware limited liability
  ----
company ("CCE"), and Churchill Capital, Inc., a Minnesota corporation ("CCI",
          ---                                                           ---
and together with CEIP and CCE, the "Reporting Persons"). This Amendment No. 4
                                     -----------------
supplements and amends the statement on Schedule 13D originally filed with the Commission on September 17, 1999, as amended by Amendment No. 1 filed with the Commission on or about October 6, 1999, Amendment No. 2 filed with the Commission on May 24, 2000 ("Amendment No. 2"), and Amendment No. 3 filed with
                             ---------------
the Commission on June 20, 2000 ("Amendment No. 3") (as amended, the
                                  ---------------
"Statement").
 ---------

Item 3. Source and Amount of Funds or Other Consideration
------- -------------------------------------------------

     The Issuer issued the Warrant (as defined below) to CEIP in consideration of a $7,000,000 investment by CEIP in Specialty Transportation Services, Inc. ("STS"), a wholly owned subsidiary of the Issuer. The proceeds of such
  ---
investment were and will be used as working capital by STS and to fund an intercompany loan (the "Intercompany Loan") in the amount of $2,250,000 by STS
                        -----------------
to the Issuer. The source of the funds invested in STS by CEIP, a private investment fund, as part of the Transaction was investment funds provided to CEIP by its limited partners.

Item 4. Purpose of Transaction
------- ----------------------

     On July 7, 2000, CEIP, STS and the Issuer entered into a Note and Warrant Purchase Agreement (the "Purchase Agreement") and related documents and
                         ------------------
agreements, and the transactions contemplated thereunder were consummated as of such date. Such transactions consisted of an investment by CEIP in STS in the amount of $7,000,000 in exchange for (a) a senior subordinated convertible promissory note (the "Note") convertible at any time into at least 70% but no
                      ----
more than 85% of the common stock of STS (such variance to depend upon the amount and form of interest paid under the Note and whether certain cash flow targets for STS's 2000 fiscal year are achieved, as more fully described in the Purchase Agreement), (b) the issuance by the Issuer of a warrant (the "Warrant")
                                                                       -------
to acquire 950,000 shares of Common Stock (or the greater number of shares necessary to protect the holder's anti-dilution rights as described more fully in the Purchase Agreement), and (c) the issuance by the Issuer of 3,111,111 shares of Common Stock in acceleration of CEIP's right thereto as set forth under the Stock Purchase Agreement among STS, the Issuer and CEIP dated August 17, 1999. The material terms of the transactions contemplated under the Purchase Agreement were memorialized in the Letter of Intent among CEIP, STS and the Issuer dated as of June 9, 2000 (described in Amendment No. 3).

Item 5. Interest in Securities of the Issuer
------- ------------------------------------

     As of the date of filing of this Amendment No. 4, the Reporting Persons directly own 5,777,778 shares of Common Stock, representing approximately 45.52% of the outstanding shares of Common Stock on a fully diluted basis. If the Warrant is exercised by CEIP, CEIP would hold 6,727,778 shares, or 53% of the outstanding shares of Common Stock on a fully diluted basis.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
------- ------------------------------------------------------------------------
           Securities of the Issuer
           ------------------------

     CEIP holds the right to acquire an aggregate of 6,727,778 shares of Common Stock, or 53% of the outstanding shares of Common Stock on a fully diluted basis.

     Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that the Reporting Persons (or any of them) are the beneficial owners of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

                                 EXHIBIT INDEX
                                 -------------

Exhibit 7.1.     Note and Warrant Purchase Agreement dated July 7, 2000, among
------------     the Issuer, STS and CEIP

Exhibit 7.2.     Stock Purchase Warrant dated July 7, 2000, issued by the Issuer
------------     to CEIP

Exhibit 7.3.     Convertible Senior Subordinated Promissory Note dated July 7,
------------     2000, by STS in favor of CEIP

Exhibit 7.4.     Amendment No. 1 to Registration Rights Agreement dated July 7,
------------     2000, between the Issuer and CEIP

Exhibit 7.5      Security Agreement dated July 7, 2000, between STS and CEIP
-----------

Exhibit 7.6.     Subordination and Intercreditor Agreement dated July 7, 2000,
------------     among STS, CEIP and Mellon Bank, N.A.

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 19, 2000


                            CHURCHILL ENVIRONMENTAL & INDUSTRIAL
                            EQUITY PARTNERS, L.P., a Delaware
                            limited partnership

                            By Churchill Capital Environmental, L.L.C., a Delaware limited liability company

                              Its General Partner

                                 By Churchill Capital, Inc.

                                    Its Managing Agent

                                      By:  /s/ Kevin C. Dooley
                                           -----------------------------------
                                           Name:     Kevin C. Dooley
                                           Title:    Senior Vice President
                                                     and Legal Counsel

                                   SIGNATURE
                                   ---------



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 19, 2000


                            CHURCHILL CAPITAL ENVIRONMENTAL, L.L.C.

                              By Churchill Capital, Inc.

                                    Its Managing Agent

                                      By:  /s/ Kevin C. Dooley
                                           --------------------------------
                                           Name:     Kevin C. Dooley
                                           Title:    Senior Vice President
                                                     and Legal Counsel

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 19, 2000


                            CHURCHILL CAPITAL, INC.

                                 By:  /s/ Kevin C. Dooley
                                      ---------------------------------------
                                      Name:     Kevin C. Dooley
                                      Title:    Senior Vice President
                                                and Legal Counsel